For Immediate Release

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING ACQUIRES MEDTRONIC’S BRAVO® pH
MONITORING BUSINESS FOR DIAGNOSING GERD

- Strengthens Given Imaging’s GI Portfolio and Competitive Position -
- Acquisition to be Accretive to Both Top and Bottom-lines -

YOQNEAM, Israel, December 8, 2008 - Given Imaging Ltd. (NASDAQ: GIVN) today announced that it has acquired the Bravo® pH monitoring business for the diagnosis of Gastroesophageal Reflux Disease (GERD) from Medtronic (NYSE:MDT) for $20 million. The only wireless, catheter-free pH test for GERD, the Bravo system uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver.

pH testing is considered the gold standard for diagnosing GERD1 and during 2007 over 258,000 pH procedures were conducted in the US2.  Datamonitor estimates that around 147 million people in the US, Japan, France, Germany, Italy, Spain and the UK (around 20% of the population) suffer from GERD.  The Bravo pH monitoring system is sold mainly in the US and to a lesser extent in Europe and is backed by strong reimbursement coverage in the US.

“We believe that the Bravo pH monitoring system, with a wireless capsule that is a more patient-friendly test for GERD, is a synergistic and strategic fit with our innovative PillCam platform of GI diagnostic tools,” said Homi Shamir president and CEO of Given Imaging.  “Adding the Bravo system to our portfolio of capsule endoscopy products will strengthen our relationship with GI customers, sharpen our competitive edge and enhance shareholder value.   As we transition the business during 2009, we anticipate that sales of the Bravo system will add approximately $12 million to our top-line results. After we transfer the manufacturing of the Bravo system from the US to Israel, we expect to realize bottom-line gains as well   With three PillCam® video capsules and the AgileTM capsule on the market, Given Imaging is well positioned to realize the Bravo system’s market potential and help the growing number of patients who suffer from GERD get diagnosed and treated.”

1 AGA Institute. Position Statement on the Management of Gastroesophageal Reflux Disease. Gastroenterology 2008; 135:1383-1391
2 Source: US Markets for pH Monitoring Devices 2007, Millennium Research Group

Under the terms of the agreement, Given Imaging will pay Medtronic $20 million. A small portion of the purchase price is contingent upon Medtronic completing the development of a new capsule delivery system already underway.  During the first 12 months after the transaction closes, Medtronic will continue to supply the Bravo products to Given Imaging. During this 12 month period, Given Imaging intends to complete the transition of the Bravo system manufacturing operations to Israel.  Given Imaging expects to incur a one time charge of approximately $5m in the fourth quarter of 2008 in connection with the acquisition.

The catheter-free Bravo pH Monitoring System changed pH testing by using a capsule that collects pH data and transmits it via radio frequency telemetry to a small external pager-sized receiver worn by the patient.  Traditional pH testing involves inserting a very small catheter into the nostril and advancing it into the stomach.  Then another catheter, called an impedance pH probe, is inserted into the nostril and advanced into the esophagus where it remains in place for 24 hours.  Challenges to traditional pH testing include throat irritation, difficulty sleeping and discomfort during eating or drinking.

The Bravo system allows patients to maintain their regular diet and activities.  The Bravo system also minimizes throat and nasal discomfort associated with conventional catheter-based pH systems and eliminates social embarrassment that accompanies traditional pH testing with no visible indication that a pH test is taking place.  By extending pH data collection to 48 hours, 24 hours beyond the recording capability of conventional catheter systems, the Bravo system provides the physician with additional data needed for an accurate GERD assessment.   The Bravo system increases the likelihood of documenting relationships between atypical symptoms and reflux events within a 48-hour monitoring period, said a 2003 study published in The American Journal of Gastroenterology. The subject of over 50 peer-reviewed and industry publications, the Bravo pH Monitoring System also is supported by a strong intellectual property estate.

About GERD

Gastroesophageal reflux (also known as heartburn) occurs when contents from the stomach flow back up into the esophagus. Occasional heartburn is normal, but chronic heartburn caused by GERD can affect daily activities and damage the esophagus.  Left untreated, GERD may also lead to more serious medical problems:

•	Difficulty swallowing (dysphagia)
•	Painful swallowing (odynophagia)
•	Narrowing of the esophagus (strictures)
•	Barrett’s esophagus (pre-cancerous lesion)
•	Chronic hoarseness or laryngitis
•	Respiratory problems (coughing, asthma)

About Given Imaging Ltd.

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company's technology platform is the PillCam(R) Platform, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient, a sensor array, data recorder and RAPID(R) software. Given Imaging markets a number of available capsules: the second-generation PillCam SB 2 video capsule to visualize the entire small intestine which is currently marketed in the United States and in more than 60 other countries; the second-generation PillCam ESO 2 video capsule to visualize the esophagus; the Agile(TM) patency capsule to determine the free passage of the PillCam capsule in the GI tract and the PillCam COLON video capsule to visualize the colon that has been cleared for marketing in the European Union. PillCam COLON has received a CE Mark, but is not cleared for marketing or available for commercial distribution in the USA. More than 820,000 sold allowing patients worldwide to benefit from the PillCam capsule endoscopy procedure. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel. It has operating subsidiary companies in the United States, Germany, France, Japan, Australia and Singapore. Given Imaging's largest shareholders include Elron Electronic Industries.  For more information, visit http://www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of significant litigation, (8) our ability to obtain reimbursement for our product from government and commercial payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, and (11) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2007. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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